EXHIBIT 99.03

The Board resolved the appointment of senior management

Date of events: 2016/09/19

Contents:

1.Date of occurrence of the event:2016/09/19

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter ”head office” or ”subsidiaries”):head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: The 1st special meeting of the 8th Board of Directors approved the appointment of senior management as follows:

(1)As Ming-Ching Cheng, President of the Northern Taiwan Business Group, will retire on November 1 2016, he will be discharged from the position on the same day. Fu-Kuei Chung, Senior Executive Vice President of the Company, will succeed to the position.

(2)Li-Xiu Wu, Vice President of the Marketing Department, will be promoted to the Senior Executive Vice President of the Company.

6.Countermeasures:None

7.Any other matters that need to be specified: None